FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Nasdaq Compliance Letter

Vancouver, Canada, April 28, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, has notified Nasdaq that, with the retirement of Mr. Douglas Carlson from the Company’s Board of Directors and Audit Committee, the Company will temporarily be out of compliance with Nasdaq’s audit committee requirements as set forth in Listing Rule 5605 which require that its Audit Committee have at least three independent members.

On April 24, 2009 the Company received a letter from Nasdaq confirming that it was not in compliance with Listing Rule 5605 and providing the Company a cure period to regain compliance through October 5, 2009.

During the cure period, the Company’s common shares will continue to trade on Nasdaq, subject to the Company’s continued compliance with other Nasdaq listing requirements. The Company has begun the process of identifying a third Audit Committee member and expects to regain compliance with Nasdaq’s audit committee composition requirements within the cure period.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com